BW1609   August 09, 1999   16:21 Pacific    19:21 Eastern


(BW) (NY-GENESIS-DEVELOPMENT) (GDCUF) Temporary Liquidator Appointed by Israeli Court for Genesis Development and Construction Ltd.


Business Editors

NEW YORK--(BUSINESS WIRE)--August 9, 1999--Genesis Development and Construction Ltd. (NASDAQ: GDCOF, GDCUF) announced today that Daniel Azougi, Esq. was appointed temporary liquidator for the company by the District Court in Haifa, Israel, on August 3, 1999, on an ex parte motion in the matter of Balfour Financing and Investments Ltd. versus Genesis Development and Construction Ltd.

The company, with the advice of counsel, is considering the alternative courses of action available to it, including, among others, the possibility of raising capital in order to satisfy the claim asserted by Balfour Financing and Investments Ltd.


--30--ah/ny*


CONTACT: Genesis Development and Construction Ltd.
         Mr. Yaron Yenni
         Phone:   011-972-4-824-4868
         Fax:     011-972-4-824-5885


KEYWORD:          INTERNATIONAL AFRICA MIDDLE EAST
INDUSTRY KEYWORD: BUILDING/CONSTRUCTION